

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





March 2, 2005

Margaret A. Treese
Assistant Law Vice President
NCR Corporation
1700 S. Patterson Blvd.
Dayton, OH 45479-0001

Re: NCR Corporation
Incoming letter dated December 29, 2004

Dear Ms. Treese:

This is in response to your letter dated December 29, 2004 concerning the shareholder proposal submitted to NCR by Martin Arbagi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel



RECD S.E.C.
1086

Enclosures

cc: Martin Arbagi
5562 Joyceann Drive
Dayton, OH 45415



RECEIVED

2005 FEB 22 PM 4:23

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

NCR Corporation
1700 S. Patterson Blvd.
Dayton, OH 45479-0001

December 29, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of Mr. Martin Arbagi

Ladies and Gentlemen:

NCR Corporation ("NCR" or the "Company") has received a stockholder proposal and supporting statement ("Proposal") from Mr. Martin Arbagi to be considered at NCR's next Annual Meeting of Stockholders, scheduled for April 27, 2005 (the "Annual Meeting"). We intend to omit the Proposal from our proxy statement and form of proxy for the Annual Meeting (collectively, "proxy materials"), and hereby respectfully request that you advise us that you will not recommend any enforcement action to the U.S. Securities and Exchange Commission ("SEC") for excluding the Proposal from our proxy materials.

NCR would appreciate the SEC's response to this request prior to February 23, 2005, which is the date by which NCR must finalize its proxy materials in order to meet its current timetable. NCR intends to mail its 2005 proxy materials on or about March 21, 2005.

The Proposal, which requests that the Company's management and directors "consider discontinuing all domestic partner benefits for highly paid executives making over $500,000 per year or, if not feasible, ask these executives to reimburse the company for these expenses," is set forth in full in Exhibit A to this letter.

As described more fully below, we have concluded that the Proposal may be properly omitted from NCR's proxy materials under the provisions of Rule 14a-8(i)(5) as it is not relevant to the Company's business.

Moreover, in the event that you do not agree with our conclusion, we respectfully request that you will not recommend any enforcement action to the SEC if we exclude the following sentence made by the shareholder proponent in support of the Proposal, "In some states, notably Ohio, an amendment to their constitution, which outlawed homosexual marriages, may also make domestic partner benefits illegal," on the grounds that it is contrary to Rule 14a-9 because it is materially false or misleading.

Discussion

1. *The Proposal is not relevant to NCR's business. Rule 14a-8(i)(5).*

Mr. Arbagi's proposal relates to the provision of domestic partner benefits to the Company's highly paid executives. The costs to the Company of providing domestic partner benefits to all of its U.S. employees are insignificant and immaterial. In fact, based on current information available to NCR's Compensation and Benefits group, the costs to provide such coverage is negligible, and believed to be less than 1 percent of the Company's total U.S. health care costs. NCR's expected health care costs in 2004 taken as a whole (of which domestic partner benefits are a negligible percentage) are less than $70 million, and therefore account for less than 5 percent of NCR's total assets or gross sales for its last completed fiscal year. See The Company's Consolidated Statement of Income and Balance Sheet on pages 36 to 39 of its Annual Report on Form 10-K for the year ended December 31, 2003.

NCR's domestic partners benefits policy does not single out executives for special treatment, but provides the application of medical and other benefits to Company employees in the United States at all levels. Moreover, although the Company offers domestic partner benefits to all of its U.S. employees, only a very small number (0.2 percent of all employees) have elected to participate. It is not clear from the Proposal how to determine which "highly paid executives mak[e] over $500,000 per year." Assuming the standard is the same as that used by the SEC to determine the Company's "named executive officers" under Regulation S-K, in 2003, there were only three executives who were even compensated at that level. See page 18 of the Company's 2004 Proxy Statement, dated March 15, 2004. For all of these reasons, the Proposal to eliminate such benefits is not "significantly related" to NCR's business.

The Division of Corporate Finance has permitted the exclusion of proposals where they would not have affected the required amount of the company's business. See Lucent Technologies (November 21, 2000); Bristol-Myers Squibb Company (January 27, 1995); and Minnesota Mining and Manufacturing Corporation (January 31, 1994). The Proposal by Mr. Arbagi should be excluded on similar grounds.

2. The statement regarding illegality in the "Reasoning" supporting the Proposal may be omitted because it is materially false or misleading. Rule 14a-8(i)(3).

In Staff Legal Bulletin No. 14B, dated September 15, 2004, the Division of Corporate Finance stated that it may be appropriate to exclude a statement made in a shareholder proposal or supporting statement under Rule 14a-8(i)(3) where such "statements .... directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." See also The Boeing Company (February 13, 2002); Micron Technology, Inc. (September 10, 2001); and AT&T Corp. (February 28, 2001).

In his "Reasoning" supporting the Proposal, Mr. Arbagi makes the following statement: "In some states, notably Ohio, an amendment to their constitution, which outlawed homosexual marriages, may also make domestic partner benefits illegal." This language is false and misleading because of its reference to Ohio, where the recently-adopted constitutional amendment does not apply to NCR. The Constitution of the State of Ohio, where NCR is headquartered, provides that, "This state and its political subdivisions shall not create or recognize a legal status for relationships of unmarried individuals that intends to approximate the design, qualities, significance or effect of marriage." This amendment does not, however, apply to the provision of domestic partner benefits by companies within the state that are not part of the "state or its political subdivisions." As a non-governmental, publicly owned company, the amendment does not apply to NCR. Mr. Arbagi's statement "directly makes charges concerning improper, illegal, or immoral conduct or association, without factual foundation," Staff Legal Bulletin No. 14B, dated September 15, 2004, and should therefore be excluded under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), we have enclosed a total of six copies of this letter and are sending a copy of this letter to the Proponent. Please acknowledge receipt of this letter on the additional copy of this letter and return it to us in the enclosed envelope. We appreciate your attention to this request.

Please contact me at 937-445-2969 if you have any additional questions regarding this matter. If you disagree with our conclusion that the Proposal may be omitted from our proxy materials this year, I would appreciate an opportunity to discuss the matter with you before you issue a formal response.

Very truly yours,



Margaret A. Treese
Assistant Law Vice President
NCR Corporation

cc: Jon Hoak
Martin Arbagi

EXHIBIT A

MARTIN ARBAGI
5562 Joyceann Drive
Dayton, Ohio 45415

November 11, 2004

Jonathan S. Hoak, Corporate Secretary
NCR Corporation
1700 S. Patterson Blvd.
Dayton, OH 45479

Dear Mr. Hoak:

I am the owner of 100 shares of NCR Corp. common stock. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Proposal: Management and Directors are requested to consider discontinuing all domestic partner benefits for highly paid executives making over $500,000 per year or, if not feasible, ask these executives to reimburse the company for these expenses.

Reasoning: Nationwide healthcare costs are rising. At many companies these costs are born by employees through higher deductibles. Paying benefits to the unmarried sexual partners of employees increase these costs.

The Human Rights Campaign, an organization that advocates homosexual rights, estimates only one percent of employees will take advantage of domestic partner benefits. There are no known studies indicating the other 99% of employees approve of paying higher health care costs to provide for the sexual partners of their unmarried co-workers. Executives making in excess of $500,000 a year can privately contract for these benefits.

Recent elections indicate, when allowed to express their opinion in the privacy of a voting booth, people overwhelming disapprove of homosexual marriages. In some states, notably Ohio, an amendment to their constitution, which outlawed homosexual marriages, may also make domestic partner benefits illegal.

The religious traditions of many of our stakeholders have taught for thousands of years that sexual relations outside of marriage are immoral. Asking these employees or shareholders to pay benefits for the partners of those engaged in this sinful behavior may cast doubt on the company's respect for their religious beliefs.

A vote for this proposal is a vote for moral and fiscal responsibility.

Sincerely,

Martin Arbagi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NCR Corporation
Incoming letter dated December 29, 2004

The proposal requests that NCR consider discontinuing all domestic partner benefits for executives making over $500,000 per year, or, if not feasible, ask these executives to reimburse NCR for these expenses.

We are unable to concur in your view that NCR may exclude a portion of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that NCR may omit a portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NCR may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that NCR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,



Rebekah J. Toton
Attorney-Advisor